UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of  the

Securities Exchange Act of 1934

May 6, 2008

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended March 31, 2008, as furnished to the holders of the Company’s debt securities on May 6, 2008. This report also contains a copy of the press release entitled “NXP Semiconductors Announces First Quarter 2008 Results” dated May 6, 2008.

Exhibits

1.             Quarterly report of NXP Semiconductors Group

2.             Press release, dated May 6, 2008

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  6th day of May 2008.

NXP B.V.

/s/ F.A. van Houten
F.A. van Houten, CEO

/s/ P.A.M. van Bommel
P.A.M. van Bommel, CFO

3

Exhibit 1

NXP Semiconductors

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s) A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Quarterly report of the NXP Group

for the 1st quarter ended March 31, 2008

Gross margin improved from 35.5% to 38.8% year-on-year

•                  First quarter sales at USD 1,519 million compared to USD 1,461 million in the first quarter of 2007

•                  Comparable year-on-year increase of 0.8%, comparable sequential sales decline of 7.5%

•                  First quarter Adjusted EBITDA, excluding effects of Purchase Price Accounting, at USD 183 million (Adjusted EBITA at USD 41 million)

•                  Cash position at USD 519 million at end of the first quarter of 2008

•                  Book-to-bill ratio improved to 1.0 in the first quarter of 2008 from 0.9 in the fourth quarter of 2007

•                  Factory loading of 87% in the first quarter of 2008 compared to 84% in the fourth quarter of 2007 and 69% in the first quarter of 2007

•                  On track to realize the USD 375 million savings on a run-rate basis by the end of 2008

Frans van Houten, President and CEO of NXP:

“We were able to achieve a sales level in line with our guidance provided, as the result of better than anticipated sales in both the MultiMarket Semiconductors’ and Automotive & Identification businesses. Our cash position has reduced in the first quarter to USD 519 million. Apart from the payment for GloNav, this reduction is largely caused by changes in working capital, reflecting the seasonal pattern. The continued focus on our Business Renewal strategy is paying off and the cost savings we have already achieved from that strategy have led to an improved gross margin offsetting some of the currency effects on profitability. We continue to strengthen our operations and remain on course to deliver USD 375 million of cost savings on a run-rate basis by the end of 2008.”

“We have maintained our focus on building leadership positions across our business portfolio and are pleased with the three industry consolidation moves we have announced so far this year. The most significant step has been the announcement of our joint venture with STMicroelectronics in the wireless business to create a top 3 player with USD 3 billion in revenue, and sufficient scale in R&D. This transaction will give us a significant minority stake in an ambitious and exciting joint venture, as well as USD 1.5 billion in cash enabling us to pursue growth and expansion in our remaining core sectors. Furthermore we announced the creation of a joint venture for can tuners with Thomson Multi Media, and the acquisition of Conexant’s Set-top Box operations, which signals another step to create scale in our digital video activities in Home. Overall the Home business continues to make steady progress, as evidenced by a strong margin improvement, reduction of operational expenses and the current ramp-up of several Digital TV customers.

The Automotive & Identification business continues to perform well. The Mobile & Personal business delivered solid growth in an overall weak market. MultiMarket Semiconductors was under pressure but performed reasonably well.”

Introduction

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are presented in footnote 3 of NXP’s Annual Report 2007.

As from January 1, 2008, the Company has changed its reporting currency from euro to US dollar in order to be more aligned with the semiconductor market and for comparison reasons with its peers. The US dollar is the currency of the primary economic environment in which NXP operates;  the worldwide semiconductor industry uses the US dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions is denominated in US dollars, and revenues from sales in US dollars exceed revenues in any other currency. Labor costs are concentrated in the countries that have adopted the euro or are in the local currencies of the Asian countries. However, most of the Asian entities have the US dollar as their functional currency.

The functional currency of the various entities in NXP’s group consolidation has not changed.

For consolidation purposes, the financial statements of those entities, including the parent company NXP B.V., with a functional currency other than the US dollar, are translated into US dollar. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items in the statements of operations and cash flows are translated at monthly exchange rates. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of ‘Accumulated other comprehensive income’ in the consolidated statements of changes in shareholder’s equity. Financial data of previously reported periods are recalculated and the consequential effect on the line items in the financial statements is recorded as a translation difference in ‘Accumulated other comprehensive income’.

The Company concluded that the (retrospective) change in reporting currency is justified under the provisions of SFAS No. 52.

First quarter 2008 compared to first quarter 2007

•                  all amounts in millions of US dollars unless otherwise stated; data included are unaudited

•                  financial reporting in accordance with US GAAP

•                  the total purchase price paid for the acquisition of all of NXP’s issued and outstanding shares by KASLION Acquisition B.V. on September 29, 2006 has been pushed down to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed. Reference is also made to footnote 1 of NXP’s Annual Report 2007. The impact on the 2008 financial results of the purchase price accounting (“PPA”) used in connection with this acquisition and subsequent acquisitions and divestments has been separately provided; financial results are also provided as adjusted to eliminate the impact of these accounting effects. This presentation does not comply with US GAAP; however, the Company believes it provides investors with a useful basis of comparison with prior year results

•                  Earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

•                  Adjusted EBIT refers to EBIT adjusted for incidental items such as restructuring, litigation, IT disentanglement costs, exit of product lines, other non operations-related items and the effects of purchase price accounting

•                  comparable sales growth reflects relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions and divestments (consolidation changes) and reclassified product lines

•                  segment IC Manufacturing Operations has been renamed into Manufacturing Operations

Group performance

Operational items

In millions of USD unless otherwise stated	Q1 2007	Effects of PPA	Q1 2007 excl. PPA	Q1 2008	Effects of PPA	Q1 2008 excl. PPA

Sales	1,461	—	1,461	1,519	—	1,519
% nominal growth	(2.8)	—	(2.8)	4.0	—	4.0
% comparable growth	(2.7)	—	(2.7)	0.8	—	0.8
Gross margin	447	(33)	480	556	(26)	582
Selling expenses	(113)	—	(113)	(107)	—	(107)
General and administrative expenses	(277)	(157)	(120)	(295)	(156)	(139)
Research and development expenses	(355)	(34)	(321)	(358)	(12)	(346)
Other income	7	—	7	37	—	37
EBIT	(291)	(224)	(67)	(167)	(194)	27

EBITA	(99)	(33)	(66)	(6)	(26)	20
EBITDA	112	—	112	162	—	162
Incidental items	(64)	—	(64)	(5)	—	(5)
Adjusted EBITA			4			41
Adjusted EBITDA			182			183

Employees in FTE	37,620			36,800

Sales

Sales by segment

	Q1	Q1	% change
In millions of USD unless otherwise stated	2007	2008	Nominal		Comparable

Mobile & Personal	451	488	8.2		7.8
Home	229	205	(10.5)		(6.1)
Automotive & Identification	301	337	12.0		(1.5)
MultiMarket Semiconductors	418	406	(2.9)		(1.4)
Manufacturing Operations	42	62	•	(1)	• (1)
Corporate and Other	20	21	•	(1)	• (1)
	1,461	1,519	4.0		0.8

(1) Not meaningful

Sales

Sales were USD 1,519 million for the period January through March 2008 (the “reporting period”) compared to USD 1,461 million for the 1st quarter of 2007, a nominal increase of 4.0% and a 0.8% increase on a comparable basis. Mobile & Personal business showed 7.8% comparable growth primarily driven by strong sales in Cellular Systems and Portable Sound Systems. The Home business had a negative comparable sales growth of 6.1% caused by the continued declining CRT market. The MultiMarket Semiconductors showed a comparable negative growth of 1.4% primarily caused by lower sales in BL Power Management, partly compensated by BL General Application. The Automotive & Identification business had a negative 1.5% comparable sales growth. Stronger sales in Automotive were offset by weaker sales in Identification.

Gross margin

Excluding the PPA effects of USD 26 million (2007: USD 33 million), the gross margin in the 1st quarter of 2008 amounted to USD 582 million compared to USD 480 million in the corresponding period of last year. Incidental items of USD 8 million in the current quarter were mainly process transfer costs related to the closure of our manufacturing operation in Boeblingen. The incidental items in the same period in 2007 were primarily restructuring and IT disentanglement costs (USD 37 million).

Excluding the PPA effects and incidental items the gross margin improved in the 1st quarter of 2008 to 38.8% compared to 35.5% in the same period of 2007. This improvement was strongly driven by the higher manufacturing utilization (87% in the 1st quarter of 2008 versus 69% in the corresponding quarter of 2007 and 84% in the 4th quarter of 2007) and the Business Renewal costs savings in the Manufacturing Operations. This was partly offset by the unfavorable currency impact of the weaker dollar on our European manufacturing sites.

Selling expenses

Selling expenses amounted to USD 107 million and USD 113 million for the 1st quarter of 2008 and 2007 respectively. The 1st quarter of 2007 included incidental items of USD 11 million, mainly related to restructuring charges.

As a percentage of sales, selling expenses were 7.0% versus 7.7% in the same period of last year.

General and administrative expenses

Excluding the PPA effects of USD 156 million, the general and administrative (“G&A”) expenses in the reporting period amounted to USD 139 million compared to USD 120 million in the 1st quarter of 2007. Incidental items in the reporting period amounted to USD 14 million compared to USD 16 million in the same period 2007, mainly related to IT disentanglement costs. The increased G&A costs were mainly caused by the unfavorable currency translation effects of USD 13 million.

Research and development expenses

Excluding the PPA effects of USD 12 million (2007: USD 34 million) Research and development expenses (R&D) in the reporting period amounted to USD 346 million (22.8% of sales) compared to USD 321 million (22.0% of sales) in the same period in 2007. The PPA effects in the 1st quarter of 2008 were related to the acquisition of GloNav and of the Cellular Communications business of Silicon Laboratories in the corresponding period of last year. Incidental items of USD 4 million (2007: nil) were fully related to restructuring charges in the Home business. The increase in R&D expenses was strongly affected by unfavorable currency translation effects of USD 33 million. Excluding these currency translation effects the R&D expenses decreased by USD 12 million compared to last year.

Other income

Other income amounted to USD 37 million and was mainly related to gains from divestments and disposals of various fixed assets. Other income in the corresponding period in 2007 amounted to USD 7 million. Incidental items of USD 21 million (2007: nil) were related to the divestments of both RF MEMS and the Location Technologies Unit of NXP Software.

EBIT

	Q1 2007				Q1 2008
In millions of USD unless otherwise stated	EBIT	Adjusted EBIT	Adj. EBIT as a % of sales	EBIT	Adjusted EBIT	Adj. EBIT as a % of sales

Mobile & Personal	(117)	(21)	(4.7)	(72)	(15)	(3.1)
Home	(52)	(24)	(10.5)	(51)	(19)	(9.3)
Automotive & Identification	33	69	22.9	24	66	19.6
MultiMarket Semiconductors	46	84	20.1	29	66	16.3
Manufacturing Operations	(97)	(41)	• (1)	(75)	(52)	•	(1)
Corporate and Other	(104)	(70)	• (1)	(22)	(14)	•	(1)
	(291)	(3)	(0.2)	(167)	32	2.1

(1) Not meaningful

EBIT

EBIT in the 1st quarter of 2008 was a loss of USD 167 million compared to a loss of USD 291 million in the same period of last year. Included are PPA effects of USD 194 million (2007: USD 224 million) and incidental items of USD 5 million (2007: USD 64 million). Incidental items relates to restructuring charges of USD 5 million, whereas other incidental items are balancing off, consisting of USD 14 million IT disentanglement cost, USD 7 million related to process transfer cost and the gain of USD 21 million mainly related to divestments.

The adjusted EBIT in the 1st quarter of 2008 improved to USD 32 million (2007: loss of USD 3 million), and strongly benefited from the improved margin, higher sales and improved utilization in Manufacturing Operations. This was partly offset by the higher costs in G&A expenses and the impact from unfavorable currency movements on the cost base.

Adjusted EBITA

Excluding the PPA effects, adjusted EBITA was USD 41 million, compared to USD 4 million for the 1st quarter in 2007. Next to the adjustments mentioned below in the adjusted EBITDA the difference of USD 37 million is mainly explained by higher EBIT.

Adjusted EBITDA

Adjusted EBITDA amounted to USD 183 million, compared to USD 182 million in the 1st quarter of 2007. Higher gross margin and positive effects from the Business Renewal program in the reporting period were partly offset by the unfavorable currency translation effects on R&D, Selling and G&A expenses.

To arrive at Adjusted EBITDA of USD 183 million in the 1st quarter of 2008, adjustments amounting to USD 21 million were made to the reported EBITDA of USD 162 million. The main items are:

•             minority interests and results of equity-accounted investees of USD 16 million negative

•             restructuring costs of USD 5 million

•             IT disentanglement cost of USD 14 million, process transfer cost USD 7 million and gains on divestments of USD 21 million

The corresponding EBITDA adjustments in the 1st quarter of 2007 totaled USD 70 million negative, consisting of minority interests and results of equity-accounted investees (USD 6 million), restructuring costs (USD 39 million) and legal structure cost of USD 14 million and other items (USD 11 million) including Silicon Laboratories Cellular Business acquisition cost and a cross license settlement.

Net income

In millions of USD	Q1 2007	Effects of PPA	Q1 2007 excl. PPA	Q1 2008	Effects of PPA	Q1 2008 excl. PPA

EBIT	(291)	(224)	(67)	(167)	(194)	27
Financial income (expense)	(92)	—	(92)	59	—	59
Income tax (expense) benefit	41	4	37	46	47	(1)
Result equity-accounted investees	—	—	—	(4)	—	(4)
Minority interest	(6)	—	(6)	(12)	—	(12)
Net income (loss)	(348)	(220)	(128)	(78)	(147)	69

Financial income and expense

Net financial income and expense amounted to an income of USD 59 million in the reporting period and included a net profit of USD 178 million as a result of currency exchange rates, predominantly related to our USD denominated notes and cash position. Net interest expense amounted to USD 114 million.

For the corresponding period in 2007 the net financial income and expense amounted to an expense of USD 92 million, comprising USD 110 million for net interest expense partly offset by USD 25 million related to a positive effect from foreign exchange rate results.

Income tax (expense) benefit

Excluding PPA effects, the Company recognized an income tax expense of USD 1 million. For the same period of 2007 income tax benefit amounted to USD 37 million. The higher tax benefit from the PPA effects related to released deferred tax liabilities.

Result equity-accounted investees

The equity-accounted investees resulted in a loss of USD 4 million and mainly related to an impairment charge in our shareholding in ASMC of USD 7 million, reflecting the other-than-temporary decline in the share price of ASMC at the end of the 1st quarter of 2008.

Minority interests

The negative amount of USD 12 million was related to the share of minority shareholders in the profits of consolidated companies Systems on Silicon Manufacturing Company (USD 12 million). In the 1st quarter of 2007, the share of minority shareholders amounted to USD 6 million.

Performance by segment

Mobile & Personal

Key data

In millions of USD unless otherwise stated	Q1 2007	Q1 2008

Sales	451	488
% nominal growth	(1.3)	8.2
% comparable growth	(1.1)	7.8
EBIT	(117)	(72)
Effects of PPA	(92)	(68)
Incidental items	(4)	11
Adjusted EBIT	(21)	(15)

Sales amounted to USD 488 million, compared to USD 451 million for the 1st quarter of 2007, a 7.8% increase on comparable basis (nominal increase of 8.2%). Stronger sales in Cellular Systems and Portable Sound Solutions were partly offset by lower sales in Connected Entertainment.

EBIT in the 1st quarter of 2008 amounted to a loss of USD 72 million compared to a loss of USD 117 million in the same period last year. Included are PPA effects of USD 68 million (2007: USD 92 million) and incidental items of a profit USD 11 million (2007: loss of USD 4 million).

Incidental items in 2008 include the gain on the divestment, restructuring charges and process transfer costs. In 2007 the incidental items were related to restructuring charges for the Power Amplifiers/Front End Modules activities.

Adjusted EBIT in the 1st quarter of 2008 was a loss of USD 15 million (2007: loss of USD 21 million). The improved profitability was mainly driven by the higher sales and improved gross margins.

The GloNav acquisition has been completed in January. GloNav is adding GPS (Global Positioning Systems) to our connected entertainment portfolio.

Home

Key data

In millions of USD unless otherwise stated	Q1 2007	Q1 2008

Sales	229	205
% nominal growth	(21.3)	(10.5)
% comparable growth	(20.6)	(6.1)
EBIT	(52)	(51)
Effects of PPA	(27)	(28)
Incidental items	(1)	(4)
Adjusted EBIT	(24)	(19)

Sales amounted to USD 205 million, compared to USD 229 million in the 1st quarter of 2007, a comparable decrease of 6.1% (nominal decrease of 10.5%). The lower sales were primarily caused by the continued decline in the CRT market.

EBIT in the 1st quarter of 2008 amounted to a loss of USD 51 million compared to a loss of USD 52 million in the same period last year. Included are PPA effects of USD 28 million (2007: USD 27 million) and incidental items of USD 4 million (2007: USD 1 million).

Incidental items in both years were related to restructuring charges in the Research & Development organization.

Adjusted EBIT in the 1st quarter of 2008 was a loss of USD 19 million (2007: loss of USD 24 million). This improvement is the result from restructuring in the Home business and improved product margins.

Automotive & Identification

Key data

In millions of USD unless otherwise stated	Q1 2007	Q1 2008

Sales	301	337
% nominal growth	14.9	12.0
% comparable growth	10.1	(1.5)
EBIT	33	24
Effects of PPA	(36)	(38)
Incidental items	—	(4)
Adjusted EBIT	69	66

Sales amounted to USD 337 million, compared to USD 301 million in the 1st quarter of 2007, a comparable decrease of 1.5% (a nominal increase of 12.0%). Nominal sales growth was positively impacted by the reclassification of the sensor operations from MultiMarket Semiconductors. Automotive continued to outgrow the market while Identification in an overall weak market showed lower sales compared to the 1st quarter of 2007.

EBIT in the 1st quarter of 2008 amounted to USD 24 million compared to USD 33 million in the same period last year. Included are PPA effects of USD 38 million (2007: USD 36 million) and incidental items of USD 4 million (2007: nil).

Incidental items were process transfer cost related to the closure of the Boeblingen manufacturing operations.

Adjusted EBIT in the 1st quarter was a profit of USD 66 million (2007: USD 69 million). The effect from higher sales in Automotive and improved product margins were mainly offset by increased investments in R&D.

MultiMarket Semiconductors

Key data

In millions of USD unless otherwise stated	Q1 2007	Q1 2008

Sales	418	406
% nominal growth	0.7	(2.9)
% comparable growth	2.2	(1.4)
EBIT	46	29
Effects of PPA	(38)	(37)
Incidental items	—	—
Adjusted EBIT	84	66

Sales amounted to USD 406 million compared to USD 418 million in the 1st quarter of 2007, a comparable decrease of 1.4% (nominal decrease of 2.9%). Nominal sales were negatively impacted by the reclassification of the sensor activities to Automotive & Identification.

Strong sales in General Application, Microcontrollers and regained traction in RF Products were offset by weak sales in the computing, mobile and television segment due to soft market conditions.

EBIT in the 1st quarter of 2008 amounted to USD 29 million compared to USD 46 million in the same period last year. Included are PPA effects of USD 37 million in the reporting period (2007: USD 38 million).

Adjusted EBIT in the 1st quarter was a profit of USD 66 million compared to USD 84 million in the same period of 2007. Lower EBIT was mainly driven by lower utilization of MultiMarket Semiconductors manufacturing facilities.

Manufacturing Operations

Key data

In millions of USD unless otherwise stated	Q1 2007	Q1 2008

Sales (2)	42	62
% nominal growth	• (1)	• (1)
% comparable growth	• (1)	• (1)
EBIT	(97)	(75)
Effects of PPA	(31)	(23)
Incidental items	(25)	—
Adjusted EBIT	(41)	(52)

(1)  Not meaningful.

(2)  Excluding internal supplies to other Business Units.

Sales amounted to USD 62 million compared to USD 42 million in the 1st quarter in 2007. The increase is mainly related to sales to the DSP Group in connection with the sale of our Cordless & VoIP Terminal operations.

EBIT in the 1st quarter of 2008 amounted to a loss of USD 75 million compared to a loss of USD 97 million in the same period last year. Included are PPA effects of USD 23 million (2007: USD 31 million). Incidental items in the 1st quarter of 2007 amounted to USD 25 million and were mainly related to restructuring charges for the manufacturing organizations in Nijmegen and the assembly factories in the Philippines.

Adjusted EBIT was a loss of USD 52 million (2007: loss of USD 41 million). The positive impact from the increased utilization rate from 69% in the 1st quarter of 2007 to 87 % in the reporting period and the Business Renewal cost savings were more than offset by the unfavorable currency effects from the weaker dollar on the organization cost. Furthermore in the 1st quarter the production in the Boeblingen factory was ramped down, resulting in an under-utilization loss of USD 16 million. The factory has been closed and the dismantling process has been started.

Corporate and Other

Key data

In millions of USD unless otherwise stated	Q1 2007	Q1 2008

Sales	20	21
% nominal growth	• (1)	• (1)
% comparable growth	• (1)	• (1)
EBIT	(104)	(22)
Effects of PPA	—	—
Incidental items	(34)	(8)
Adjusted EBIT	(70)	(14)

(1)  Not meaningful.

Sales were USD 21 million, related to IP licensing compared to USD 20 million in the 1st quarter of 2007.

EBIT in the 1st quarter of 2008 was a loss of USD 22 million compared to a loss of USD 104 million in 2007. Incidental items consist of IT disentanglement costs of USD 13 million and a gain on a divestment of USD 5 million. Incidental items of USD 34 million in 2007 were mainly related to restructuring charges, legal structure costs and other items.

Adjusted EBIT was a loss of USD 14 million compared to a loss of USD 70 million in the 1st quarter of 2007. The effect from elimination of unrealized intercompany profits in 2008 amounted to a profit of USD 64 million.

First quarter 2008 compared to fourth quarter 2007

Key data

In millions of USD unless otherwise stated	Q4 2007 as reported	Q1 2008 as reported	Q4 2007 excl. PPA	Q1 2008 excl. PPA

Sales	1,678	1,519	1,678	1,519
% nominal growth*	2.1	(9.5)	2.1	(9.5)
% comparable growth*	1.9	(7.5)	1.9	(7.5)

EBIT	(145)	(167)	37	27
as a % of sales	(8.6)	(11.0)	2.2	1.8
EBITA	(38)	(6)	(6)	20
EBITDA	195	162	195	162
Incidental items	(105)	(5)	(105)	(5)
Adjusted EBITA			148	41
Adjusted EBITDA			349	183

* sequential growth

Sales

Sales amounted to USD 1,519 million for the reporting period compared to USD 1,678 million for the 4th quarter of 2007, a nominal decrease of 9.5%. The sales of our Mobile & Personal business showed a comparable growth decline of 7.1%, the Automotive & Identification business and MultiMarket Semiconductors business declined by 2.8% and 7.6%, respectively. The Home business had a negative comparable growth of 14.7%.

In total, on a comparable basis the decrease was 7.5%, reflecting the weak market conditions and the seasonal pattern in sales.

EBIT

EBIT in the reporting period amounted to a loss of USD 167 million compared to a loss of USD 145 million in the 4th quarter of last year. Included are PPA effects of USD 194 million (2007: USD 182 million) and incidental items of USD 5 million (2007: USD 105 million). Incidental items in the reporting period comprise amongst others restructuring charges of USD 5 million, USD 14 million IT disentanglement cost, USD 7 million related to process transfer cost and USD 21 million gain on the divestments. Incidental items in the 4th quarter of 2007 were caused by restructuring charges of USD 38 million, IT disentanglement costs of USD 24 million and USD 43 million other incidental items.

Adjusted EBITA amounted to a profit of USD 41 million in the reporting period compared to a profit of USD 148 million in the 4th quarter of 2007. The lower EBIT was mainly caused by the lower sales volume and the unfavorable currency impact from the weaker dollar.

Liquidity and capital resources

At the end of the 1st quarter of 2008 cash and cash equivalents amounted to USD 519 million, compared to USD 1,041 million at the end of the 4th quarter of 2007. Including the cash position and the unused part of the senior secured revolving credit facility, NXP had access to liquidity resources of USD 1,306 million as at the end of the 1st quarter of 2008. Net cash used for operating activities in the reporting period was USD 268 million. The reduction in cash is mainly caused by changes in working capital reflecting the seasonal pattern. Net cash used for investing activities was USD 198 million composed of net capital expenditures of USD 126 million, purchase of interest in business USD 88 million (primarily GloNav) and the proceeds from the sale of businesses of USD 16 million.

The effect of changes in exchange rates on cash positions amounted to USD 57 million.

Subsequent events

On April 10, 2008, NXP and STMicroelectronics (STM) announced their agreement to combine their wireless operations to form a new joint-venture company, in which NXP will contribute a major part of its Mobile & Personal business unit (excluding Sound Solutions, Mobile Infrastructure and amplifiers). STM will take the majority stake and NXP will have a 20% ownership while receiving approximately USD 1.55 billion from STM, including a control premium. The parties have also agreed on a future exit mechanism for NXP’s ongoing 20% stake, which involves put and call options, exercisable beginning 3 years from the formation of the JV, at a strike price based on actual future financial results, with a 15% spread. The transaction is scheduled to be closed in the 3rd quarter of 2008, subject to regulatory approvals and labor council consultations.

On April 29, 2008, NXP announced it will acquire the Broadband Media Processing (BMP) business of Conexant Systems, Inc. which provides industry-leading solutions for satellite, cable and IPTV applications. Under the terms of the deal, NXP will pay Conexant USD 110 million cash up front, and additional consideration of up to USD 35 million based on the achievement of certain revenue milestones over the period from closing through 2009. The transaction is subject to customary closing conditions and regulatory approvals, and is expected to close in the 2nd quarter of 2008.

Outlook

The Company expects for the second quarter of 2008 a year-on-year mid single-digit sales decrease on a comparable basis. This translates into a low single-digit sequential sales decrease in the second quarter of 2008 on a comparable basis.

Eindhoven, May 6, 2008

Board of Management

Consolidated statements of operations

all amounts in millions of USD

	January to March
	2007	2008

Sales	1,461	1,519

Cost of sales	(1,014)	(963)

Gross margin	447	556

Selling expenses	(113)	(107)
General and administrative expenses	(277)	(295)
Research and development expenses	(321)	(346)
Write-off of acquired in-process research and development	(34)	(12)
Other income (expense)	7	37

Income (loss) from operations	(291)	(167)

Financial income (expense)	(92)	59

Income (loss) before taxes	(383)	(108)

Income tax (expense) benefit	41	46

Income (loss) after taxes	(342)	(62)

Results relating to equity-accounted investees	—	(4)

Minority interests	(6)	(12)

Net income (loss)	(348)	(78)

Consolidated balance sheets

all amounts in millions of USD

	March 31, 2007	December 31, 2007	March 31, 2008

Current assets:
Cash and cash equivalents	826	1,041	519
Receivables	787	764	815
Inventories	854	958	1,039
Assets held for sale	—	130	139
Other current assets	156	237	308
Total current assets	2,623	3,130	2,820

Non-current assets:
Investments in equity-accounted investees	60	76	73
Other non-current financial assets	16	64	72
Other non-current assets	288	486	534
Property, plant and equipment	2,916	2,500	2,540
Intangible assets excluding goodwill	4,069	3,844	4,021
Goodwill	2,879	3,716	4,026
Total non-current assets	10,228	10,686	11,266

Total assets	12,851	13,816	14,086

Current liabilities:
Accounts and notes payable	610	1,001	874
Accrued liabilities	715	935	973
Short-term provisions	76	40	47
Other current liabilities	181	73	89
Short-term debt	21	6	7
Total current liabilities	1,603	2,055	1,990

Non-current liabilities:
Long-term debt	5,856	6,072	6,235
Long-term provisions	513	798	789
Other non-current liabilities	131	106	122
Total non-current liabilities	6,500	6,976	7,146

Minority interests	216	257	269
Shareholder’s equity	4,532	4,528	4,681

Total liabilities and equity	12,851	13,816	14,086

Consolidated statements of cash flows

all amounts in millions of USD

	January to March
	2007	2008

Cash flows from operating activities:
Net income (loss)	(348)	(78)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	375	333
Write-off of in-process research and development	34	12
Net gain on sale of assets	(1)	(24)
Results relating to equity-accounted investees	—	4
Minority interests (net of dividends paid to minority shareholders)	3	12
Decrease (increase) in receivables and other current assets	(33)	(74)
Decrease (increase) in inventories	20	(64)
Increase (decrease) in accounts payable, accrued and other liabilities	1	(145)
Decrease (increase) in non-current receivables/other assets	(77)	(17)
Increase (decrease) in provisions	35	(55)
Other items	(25)	(172)
Net cash provided by (used for) operating activities	(16)	(268)
Cash flows from investing activities:
Purchase of intangible assets	(4)	(4)
Capital expenditures on property, plant and equipment	(106)	(143)
Proceeds from disposals of property, plant and equipment	10	21
Purchase of interest in businesses	(281)	(88)
Proceeds from the sale of businesses	—	16
Net cash provided by (used for) investing activities	(381)	(198)
Cash flows from financing activities:
(Decrease) increase in debt	(9)	1
Net cash provided by (used for) financing activities	(9)	1

Effect of changes in exchange rates on cash positions	—	(57)

Increase (decrease) in cash and cash equivalents	(406)	(522)
Cash and cash equivalents at beginning of period	1,232	1,041
Cash and cash equivalents at end of period	826	519

Consolidated statements of changes in shareholder’s equity

all amounts in millions of USD

	January to March 2008
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Retained earnings	Currency translation differences	Unrealized gain (loss) on available-for- sale securities	Pension (SFAS No. 158)	Changes in fair value of cash flow hedges	Total share- holder’s equity

Balance as of December 31, 2007	—	6,374	(1,638)	(259)	—	51	—	4,528

Net income (loss)			(78)					(78)
Current period change				(85)		(3)	9	(79)
Total comprehensive income (loss), net of tax			(78)	(85)	—	(3)	9	(157)
Share-based compensation plans		9						9
Differences due to translating the parent’s functional currency into Group reporting currency		456	(119)	(40)		4		301

Balance as of March 31, 2008		6,839	(1,835)	(384)	—	52	9	4,681

Information by segments

all amounts in millions of USD unless otherwise stated

Sales, R&D expenses and income from operations

	January to March
	2007				2008
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Mobile & Personal	451	122	(117)	(25.9)	488	133	(72)	(14.8)
Home	229	58	(52)	(22.7)	205	62	(51)	(24.9)
Automotive & Identification	301	46	33	11.0	337	63	24	7.1
MultiMarket Semiconductors	418	29	46	11.0	406	38	29	7.1
Manufacturing Operations (2)	42	10	(97)	• (1)	62	14	(75)	• (1)
Corporate and Other	20	56	(104)	• (1)	21	36	(22)	• (1)
Total	1,461	321	(291)	(19.9)	1,519	346	(167)	(11.0)

(1)      Not meaningful

(2)   For the first quarter of 2008, Manufacturing Operations supplied USD 594 million to other segments (for the first quarter of 2007: USD 519 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of USD

Sales

	January to March
	2007	2008

China	265	271
Netherlands	262	245
Taiwan	113	109
United States	132	135
Singapore	127	143
Germany	96	102
South Korea	137	199
Other Countries	329	315
Total	1,461	1,519

The allocation is based on invoicing organization.

Reconciliation of non-US GAAP information

all amounts in millions of USD unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q1 2008 versus Q1 2007

Mobile & Personal	7.8	0.8	(0.4)	8.2
Home	(6.1)	1.1	(5.5)	(10.5)
Automotive & Identification	(1.5)	5.8	7.7	12.0
MultiMarket Semiconductors	(1.4)	4.0	(5.5)	(2.9)
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	0.8	2.7	0.5	4.0

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q1 2007 versus Q1 2006

Mobile & Personal	(1.1)	1.2	(1.4)	(1.3)
Home	(20.6)	0.8	(1.5)	(21.3)
Automotive & Identification	10.1	4.8	—	14.9
MultiMarket Semiconductors	2.2	2.3	(3.8)	0.7
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(2.7)	1.9	(2.0)	(2.8)

(1) Not meaningful

Adjusted EBITA to EBITA to Net income (loss)

	Q1 2007	Q1 2008

Adjusted EBITA	4	41
Add back:
Exit of product lines	—	—
Restructuring costs and impairment	(39)	(5)
Minority interest and results of equity-accounted investees	(6)	(16)
Other incidental items	(25)	—
Effects of PPA	(33)	(26)

EBITA	(99)	(6)

Include:
Amortization intangible assets	(198)	(177)
Financial income (expenses)	(92)	59
Income tax (expense) benefit	41	46

Net income (loss)	(348)	(78)

Adjusted EBITDA to EBITDA to Net income (loss)

	Q1 2007	Q1 2008

Adjusted EBITDA	182	183
Add back:
Exit of product lines	—	—
Restructuring costs and impairment	(39)	(5)
Minority interest and results of equity-accounted investees	(6)	(16)
Other incidental items	(25)	—
Effects of PPA	—	—

EBITDA	112	162

Include:
Amortization intangible assets	(198)	(177)
Depreciation property, plant and equipment	(211)	(168)
Financial income (expenses)	(92)	59
Income tax (expense) benefit	41	46

Net income (loss)	(348)	(78)

Adjusted EBIT to EBIT (=IFO)

	NXP Group	Mobile & Personal	Home	Automotive & Identification	MultiMarket Semiconductors	Manufacturing Operations	Corporate and Other
Q1 2008

Adjusted EBIT	32	(15)	(19)	66	66	(52)	(14)
Add back:
Exit of product lines	—
Restructuring costs and impairment	(5)	(1)	(4)
Other incidental items	—	12		(4)			(8)
Effects of PPA	(194)	(68)	(28)	(38)	(37)	(23)	—
EBIT	(167)	(72)	(51)	24	29	(75)	(22)

Q1 2007

Adjusted EBIT	(3)	(21)	(24)	69	84	(41)	(70)
Add back:
Exit of product lines	—
Restructuring costs and impairment	(39)	(4)	(1)			(25)	(9)
Other incidental items	(25)						(25)
Effects of PPA	(224)	(92)	(27)	(36)	(38)	(31)
EBIT	(291)	(117)	(52)	33	46	(97)	(104)

Composition of net debt to group equity

	December 31, 2007	March 31, 2008

Long-term debt	6,072	6,235
Short-term debt	6	7
Total debt	6,078	6,242
Cash and cash equivalents	(1,041)	(519)
Net debt (total debt less cash and cash equivalents)	5,037	5,723

Minority interests	257	269
Shareholder’s equity	4,528	4,681
Group equity	4,785	4,950

Net debt and group equity	9,822	10,673
Net debt divided by net debt and group equity (in %)	51	54
Group equity divided by net debt and group equity (in %)	49	46

Supplemental consolidated statement of operations for the period January to March, 2008 all amounts in millions of USD

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Sales	—	1,103	416	—	1,519
Intercompany sales	—	339	191	(530)	—
Total sales	—	1,442	607	(530)	1,519
Cost of sales	(19)	(925)	(515)	496	(963)
Gross margin	(19)	517	92	(34)	556
Selling expenses	—	(81)	(35)	9	(107)
General and administrative expenses	(159)	(117)	(22)	3	(295)
Research and development expenses	—	(231)	(137)	22	(346)
Write-off of acquired in-process research and development	(12)	—	—	—	(12)
Other income (loss)	9	(131)	159	—	37
Income (loss) from operations	(181)	(43)	57	—	(167)
Financial income and expenses	120	(59)	(2)	—	59
Income subsidiaries	(60)	—	—	60	—
Income (loss) before taxes	(121)	(102)	55	60	(108)
Income tax (expense) benefit	47	5	(6)	—	46
Income (loss) after taxes	(74)	(97)	49	60	(62)
Results relating to equity-accounted investees	(4)	—	—	—	(4)
Minority interests	—	—	(12)	—	(12)
Net income (loss)	(78)	(97)	37	60	(78)

Supplemental consolidated balance sheet at March 31, 2008

all amounts in millions of USD

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Assets
Current assets:
Cash and cash equivalents	(168)	296	391	—	519
Receivables	27	506	282	—	815
Intercompany accounts receivable	131	425	236	(792)	—
Inventories	—	897	142	—	1,039
Assets held for sale	—	—	139	—	139
Other current assets	115	132	61	—	308
Total current assets	105	2,256	1,251	(792)	2,820

Non-current assets:
Investments in equity-accounted investees	62	—	11	—	73
Investments in affiliated companies	3,141	—	—	(3,141)	—
Other non-current financial assets	59	11	2	—	72
Other non-current assets	99	287	148	—	534
Property, plant and equipment	396	1,511	633	—	2,540
Intangible assets excluding goodwill	3,957	50	14	—	4,021
Goodwill	4,026	—	—	—	4,026
Total non-current assets	11,740	1,859	808	(3,141)	11,266
Total assets	11,845	4,115	2,059	(3,933)	14,086

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	711	163	—	874
Intercompany accounts payable	36	443	313	(792)	—
Accrued liabilities	363	381	229	—	973
Short-term provisions	—	41	6	—	47
Other current liabilities	3	42	44	—	89
Short-term debt	—	—	7	—	7
Intercompany financing	—	4,250	266	(4,516)	—
Total current liabilities	402	5,868	1,028	(5,308)	1,990

Non-current liabilities:
Long-term debt	6,221	6	8	—	6,235
Long-term provisions	538	224	27	—	789
Other non-current liabilities	3	103	16	—	122
Total non-current liabilities	6,762	333	51	—	7,146
Minority interests	—	—	269	—	269
Shareholder’s equity	4,681	(2,086)	711	1,375	4,681
Total liabilities and Shareholder’s equity	11,845	4,115	2,059	(3,933)	14,086

Supplemental consolidated statement of cash flows for the period January to March, 2008 all amounts in millions of USD

	NXP B.V.	guarantors	non- guarantors	eliminations	consolidated

Cash flows from operating activities:
Net income (loss)	(78)	(97)	37	60	(78)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	60	—	—	(60)	—
Depreciation and amortization	194	100	51	—	345
Net gain on sale of assets	(20)	(4)	—	—	(24)
Results relating to unconsolidated companies	4	—	—	—	4
Minority interests (net of dividends paid to minority shareholders)	—	—	12	—	12
Decrease (increase) in receivables and other current assets	(38)	(71)	35	—	(74)
Decrease (increase) in inventories	—	(39)	(25)	—	(64)
Increase (decrease) in accounts payable, accrued and other liabilities	89	(203)	(31)	—	(145)
Decrease (increase) intercompany current accounts	(226)	233	(7)	—	—
Decrease (increase) in non-current receivables/other assets	12	(3)	(26)	—	(17)
Increase (decrease) in provisions	(52)	(4)	1	—	(55)
Other items	(178)	6	—	—	(172)
Net cash provided by (used for) operating activities	(233)	(82)	47	—	(268)

Cash flows from investing activities:
Purchase of intangible assets	—	(1)	(3)	—	(4)
Capital expenditures on property, plant and equipment	—	(91)	(52)	—	(143)
Proceeds from disposals of property, plant and equipment	—	21	—	—	21
Purchase of interest in businesses	(86)	—	(2)	—	(88)
Proceeds from sale of interests in businesses	15	1	—	—	16
Net cash provided by (used for) investing activities	(71)	(70)	(57)	—	(198)

Cash flows from financing activities:
(Decrease) increase in debt	—	1	—	—	1
Net changes in intercompany financing	(123)	81	42	—	—
Net changes in intercompany equity	(20)	—	20	—	—
Net cash provided by (used for) financing activities	(143)	82	62	—	1
Effect of changes in exchange rates on cash positions	(60)	—	3	—	(57)
Increase (decrease) in cash and cash equivalents	(507)	(70)	55	—	(522)
Cash and cash equivalents at beginning of period	339	366	336	—	1,041
Cash and cash equivalents at end of period	(168)	296	391	—	519

Quarterly statistics

all amounts in millions of USD unless otherwise stated

	2007				2008
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,461	1,538	1,644	1,678	1,519
% increase	(2.8)	(1.6)	0.3	9.4	4.0

EBIT	(291)	(339)	(3)	(145)	(167)
as a % of sales	(19.9)	(22.0)	(0.2)	(8.6)	(11.0)

EBITA	(99)	(200)	148	(38)	(6)
as a % of sales	(6.8)	(13.0)	9.0	(2.3)	(0.4)

EBITDA	112	17	358	195	162
as a % of sales	7.7	1.1	21.8	11.6	10.7

Adjusted EBITA	4	9	136	148	41
as a % of sales	0.3	0.6	8.3	8.8	2.7

Adjusted EBITDA	182	190	310	349	183
as a % of sales	12.5	12.4	18.9	20.8	12.0

Net income	(348)	(359)	(12)	69	(78)

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	1,461	2,999	4,643	6,321	1,519
% increase	(2.8)	(2.2)	(1.3)	1.3	4.0

EBIT	(291)	(630)	(633)	(778)	(167)
as a % of sales	(19.9)	(21.0)	(13.6)	(12.3)	(11.0)

EBITA	(99)	(299)	(151)	(189)	(6)
as a % of sales	(6.8)	(10.0)	(3.3)	(3.0)	(0.4)

EBITDA	112	129	487	682	162
as a % of sales	7.7	4.3	10.5	10.8	10.7

Adjusted EBITA	4	13	149	297	41
as a % of sales	0.3	0.4	3.2	4.7	2.7

Adjusted EBITDA	182	372	682	1,031	183
as a % of sales	12.5	12.4	14.7	16.3	12.0

Net income	(348)	(707)	(719)	(650)	(78)

	period ending 2007				Period ending 2008

Inventories as a % of sales	13.5	13.1	13.8	15.2	16.3

Net debt: group equity ratio	52:48	54 : 46	52 : 48	51 : 49	54 : 46

Employees (in FTE)	37,620	38,176	38,116	37,627	36,800

Exhibit 2

NXP Semiconductors Announces First Quarter 2008 Results

Gross margin improved from 35.5% to 38.8% year-on-year

Q1 Highlights

•      First quarter sales at USD 1,519 million compared to USD 1,461 million in Q1 2007 and USD 1,678 million in Q4 2007

•      Comparable year-on-year increase of 0.8% and a comparable sequential sales decline of 7.5%

•      First quarter adjusted EBITDA (excluding effects of Purchase Price Accounting) at USD 183 million, the same level as Q1 2007. Q4 2007 Adjusted EBITDA was USD 349 million

•      First quarter adjusted EBITA (excluding effects of Purchase Price Accounting) at USD 41 million compared to USD 4 million for Q1 2007 and compared to USD 148 million for Q4 2007

•      Cash position at USD 519 million at end of the first quarter, compared to USD 1,041 million at the end of the fourth quarter of 2007

•      Book-to-bill ratio improved to 1.0 in the first quarter of 2008 from 0.9 in the fourth quarter of 2007

•      Factory loading of 87% in the first quarter compared to 69% in the first quarter of 2007 and 84% in the fourth quarter of 2007

•      On track to realize the USD 375 million savings on a run-rate basis by the end of 2008

Eindhoven, The Netherlands, May 6, 2008 – NXP Semiconductors today announced first quarter sales of USD 1,519 million, a comparable growth of 0.8% on the first quarter of 2007 and a comparable decline of 7.5% over the fourth quarter of 2007, reflecting the continuing softness of the overall market as well as normal seasonal weakness. Adjusted EBITDA in the first quarter was USD 183 million, the same level as the first quarter of 2007, but down from USD 349 million in the fourth quarter of 2007. Adjusted EBITA showed a USD 37 million increase to USD 41 million this quarter compared to USD 4 million in the same period last year, reflecting improved gross margin and operational profitability, despite the weak dollar.

Frans van Houten, President and CEO of NXP Semiconductors, commented:

“We were able to achieve a sales level in line with our guidance provided, as the result of better than anticipated sales in both the MultiMarket Semiconductors’ and Automotive & Identification businesses. Our cash position has reduced in the first quarter to USD 519 million. Apart from the payment for GloNav, this reduction is largely caused by changes in working capital, reflecting the seasonal pattern. The continued focus on our Business Renewal strategy is paying off and the cost savings we have already achieved from that strategy have led to an improved gross margin offsetting some of the currency effects on profitability. We continue to strengthen our operations and remain on course to deliver USD 375 million of cost savings on a run-rate basis by the end of 2008.”

“We have maintained our focus on building leadership positions across our business portfolio and are pleased with the three industry consolidation moves we have announced so far this year. The most significant step has been the announcement of our joint venture with STMicroelectronics in the wireless

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business to create a top 3 player with USD 3 billion in revenue, and sufficient scale in R&D. This transaction will give us a significant minority stake in an ambitious and exciting joint venture, as well as USD 1.5 billion in cash enabling us to pursue growth and expansion in our remaining core sectors. Furthermore we announced the creation of a joint venture for can tuners with Thomson Multi Media, and the acquisition of Conexant’s Set-top Box operations, which signals another step to create scale in our digital video activities in Home. Overall the Home business continues to make steady progress, as evidenced by a strong margin improvement, the reduction of operational expenses and the current ramp-up of several Digital TV customers.

The Automotive & Identification business continues to perform well. The Mobile & Personal business delivered solid growth in an overall weak market. MultiMarket Semiconductors was under pressure but performed reasonably well.”

Outlook: the company expects a year-on-year mid single-digit sales decrease on a comparable basis. This translates into a low single-digit sequential sales decrease in the second quarter of 2008 on a comparable basis.

The full report is available on NXP website (www.nxp.com/investor).

Please note that from January 1, 2008, NXP switched from Euro to US Dollar reporting in order to increase comparability with its peer group.

About NXP Semiconductors

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of USD 6.3 billion in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further press information, please contact:

Media:
Lieke de Jong-Tops
Tel. +31 40 27 25202
lieke.de.jong-tops@nxp.com

Investors:
Jan Maarten Ingen Housz
Tel. +31 40 27 28685
janmaarten.ingen.housz@nxp.com

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